 Filed pursant to Rule 433

Registration No. 333-151523

LEGAL LANGUAGE SERVICES

TRANSCRIPTION OF AUDIO

DESIGNATED AS: 806206

Macro Markets 03/30/09

Mr. Masucci:

My name is Sam Masucci.  I am the C E O, President, and Co-Founder of Macro Markets.  And, today, I’m very excited to unveil Macro Shares Major Metro Housing.  It’s the first exchanged traded security that will allow people to direct, to get direct exposure to U S housing.  U S housing is the largest unsecuritized asset class in the world.  First, a brief word from our lawyers.  The summary of the deal.  The issuer for the securities is Macro Shares Housing Up Trust and Macro Shares Housing Down Trust.  We filed for 10,000 shares for each Trust.  They’ll trade on the New York Arca under the symbols U M M and D M M, or Up Major Metro and Down Major Metro.  They’ll offer a cumulative three times return of the S and P Case Shiller Composite Ten Index.  In a few minutes, I’ll get in to a little more of the components of that Index.  They have a 5 and a half-year maturity.  The expense ratio is 125 basis points.  And, we have filed for 500 million.  And, while we’re doing this as an I P O, one of the unique features of the way that we have structured the security and the fact that it is a fund, we certainly have the right to grow the size of the I P O based no the demand.  The indicative share prices we have are between 13 dollars and 20 cents and 16 50 for U M M, and 30 dollars and 80 cents and 38 50 for D M M, with the expectation that investors that will be taking a position on a housing recovery will probably want to do that at a slight discount.  And, those looking to use D M M as a hedge, will probably be looking to do that at a premium.  Both securities in the I P O must sum to 50 dollars.  The road show starts today.  We open our auction period on the 13th, close it on the 21st.  And, the auction’s being managed by W R Hambrecht.  And, we have several institutions working with us.  But, Fox Pitt is the lead institution, today, that has set up this event.  We have a very seasoned management team.  Everybody knows Bob Shiller, and there was a slight introduction of my background.  But, we have a very dedicated and well-versed group in the exchange trade and products space, in the real estate space, and in equities as a whole.  Key investment highlights.  As I said before, it’s a very unique way to play the largest asset class, in fact, it’s the only way to play it in a securitized form.  It will have exchange-traded liquidity based on the S and P Comp Ten.  No counter party risk, the Trusts, at inception, are fully secured with treasuries and cash, fully transparent.  They’re liquid, they’re listed on the New York Stock Exchange Arca, priced every 15 seconds.  Our, one of  our security, actually, traded in excess of 3 point 3 million shares per day in 2008.  There’s leverage on a security, but I’ll get in to the way that works, it’s not financial leverage and it’s 3 times of the cumulative index return.  So, it’s truly long term leverage.  They enable either a bullish or bearish view based on an investors needs.  And, they have relatively low transactions fees for institutions.  Why housing?  Well, housing is a very large and important asset class.  It’s 2 times the U S equity market and more than 3 times the commercial real estate market.  Macro Markets has 7 patents on the structure to date, and we’ve filed for many, many more across the globe.  In 2008, we were awarded one of Time magazines “Best Inventions of 2008.”  And, it is a security that is widely anticipated.  Our other securities have been based on benchmarks such as oil.  But, the invention was really to securitize something like housing or other inaccessible asset classes.  The opportunity, if you’re potentially a U M M buyer, what that means is you’re going to get access to a very important portfolio asset.  It’s a real returning asset.  It offers diversification, as you can see at the table below.  So, there is a strong Cap M story to be built around, including housing as part of your portfolio assets.  It has high-risk adjusted returns.  And, for those funds that have long term wage liabilities, there’s a high correlation between home prices and wages.  And so, they offer an opportunity to [UI] that long-term liability.  For hedgers, it’s a direct home price hedge unlike mortgage indexes, shorting baskets of homebuilder stocks or other types of proxies that a number of portfolios have been trying to employ.  The macro share structure, a lot of people say, “Is this another E T F?”  In some ways, we are very much like an E T F, in other ways we’re very different.  Let’s start with where we’re similar.  We price [UI] day, like E T F’s or E T N’s.  We have continuous creations and redemptions.  We’re marginable, the security’s available for institutions and retail.  We have a Trustee, and that’s really where we start to get away from what you find in E

T F and E T N structures.  We don’t have any issue or credit risk, as I said before, “We’re fully collateralized with 3 month treasuries and cash.”  We don’t employ any swaps, there’s no counter party risk.  The shares are created and redeemed in pairs.  It is really the only structure available, that we’re aware of, which is one of the reasons why we’ve received so many patents, to secure an asset class like housing.  We’ve structured it with leverage, so that those looking to hedge can do so with, in our case, 33 cents on the dollar, assuming no margin.  And, unlike E T F’s and E T N’s, macro shares have premiums and discounts in the market.  And, those premiums and discounts are very important.  And, actually Bob Shiller’s going to get in to that later.  But, what they do is they offer a price discovery on where investors think long-term home prices are going.  And, those views are reflected in the price through either a premium or discount of the securities.  The other thing that’s unique to us is we’re doing this as an I P O.  A little more discussion on the structure.  In this example, we’re showing the way that the macro shares and the Trusts are originally funded and structured.  The underlying value for both U M M and D M M of 25 dollars, again, fully collateralized with cash and treasuries.  And, there’s a settlement contract between them.  That settlement contract is settled on the price change of the S and P Case Shiller Comp Ten Index times 3.  In scenario one, an index value comes out and it is up 4 percent from its previous value.  It’s multiplied by 3, which reflects a 3-dollar shift in assets from the down macro share to the up macro share, representing 3 times the change in the Composite Ten.  In scenario two, it’s the reverse.  We’re showing a 4 percent decline, times 3, equates to 3 dollars transfer from the up macro share to the down.  And, it’s a very simple structure.  There is a constant shift between the two Trusts of the assets to reflect the change in the index.  Does this structure work?  How has this structure been received?  We launched our first macro share product in November of 2006, based on crude oil.  At the time, the price of crude oil was 60 dollars.  U C R and D C R originally launched with 40 million dollars worth of assets.  They grew organically through the creation process to a billion 6, and traded more than 3 point 3 million shares a day in 2008.  Most importantly, they were widely held by institutions, retail, U S and foreign investors.  So, clearly demonstrating a global acceptance of the structure and an understanding of the way the security works.  Our security benchmark, U M M and D M M are based on the S and P Case Shiller Composite Ten.  The index is released at 9 o’clock at the last Tuesday of the month.  So, actually, tomorrow at 9 will be the March release of the index.  And, you can get a sense here of how the index has performed versus the U S national and the 20 city composite.  Here’s another example of the Composite Ten index and it’s comparison to the 20 regions and the Composite Twenty.  As you can see, in red the Comp Ten is down 19 point 2 percent over the last year, with a current index level of 1 62 17.  That’s also the starting index level of the security.  Tomorrow, we’ll have an update of this.  The, as I said, the indexes are released last Tuesday at 9 a.m., they’re disseminated by Standards and Poor’s, and they’re widely available, whether it be S and P’s website, widely quoted on C N B C, as well as Bloomberg, all the history is available not only on Bloomberg, but also at Macro Markets, and Standard and Poor’s.  They have now become the most widely watched real estate, residential real estate indexes in the world.  The indexes are calculated by Fiserv, a Fortune 500 company.  And, they’re published by Standard and Poor’s.  There is a futures product based on the C M E housing futures.  They received a 2006 William Sharp Award for most innovative index for institutional investors.  There’s over 20 years of historical data available.  They’re based on a 3-month moving average, with a 2-month lag.  They track existing single-family properties.  No appraisals make their way in to this, no brokers price opinions, and no new homes.  It’s a robust index.  The last index released comprises of more than 40,000 sale pairs.  It’s based on an indexing methodology pioneered by Robert Shiller and Chip Case, based on repeated sales methodology which has become the standard in indexing home prices.  It’s a valuated index of 10 major metropolitan U S markets.  M S A’s is published by the U S Census Bureau.  The 10 markets represent approximately 30 percent of the U S housing stock.  You can see the break down in the pie chart, here, of how the various 10 cities make up the index.  This slide is another view of the Composite 10 components.  And, it quotes their cap value in dollars, as well as the percentage to the overall housing stock.  An investment in U M M or D M M is equivalent to an investment in approximately 25 million homes based on the Comp Ten.  The I P O process.  The I P O process is being managed by W R Hambrecht.  And, it’s an innovative approach to launching a pair of securities.  It’s really like two underwritings at once, we’re underwriting U M M and D M M.  And, they need to reach a crossing point of 50 dollars.  What the underwriting will do is, it will collect through, for retail and institutional investors, though placement agents and participating dealers.  Every one’s interested price and size for the auction.  The layered order books will then be optimized so that the largest share offering is affected, again, equaling 50 dollars.  There will be premiums and discounts.  So, it’s possible that U M M trades at 15 dollars and D M M trades at 35 dollars.  The auction process will help to tease that out.  By doing an I P O, it also allows the security to launch on the Stock Exchange with a significant level of assets, which should create a micro market, if you will, allowing for greater liquidity and greater volume on day one.  Once it starts trading in a secondary, the asset size can increase indefinitely through the creation process.  It’s an efficient means to use this I P O and auction process.  It will deliver transparency and accurate pricing and maximize the offering size.  It’s completely rules based.  Individuals and institutions can participate anonymously through their placement dealers.  And, for all securities, each type of investor and each investor, regardless of size, pays the same price at the I P O cross, obviously, before the mark up.  Why participate in the auction?  Two reasons, lower cost execution and flexibility.  First, lower cost execution, unlike buying shares in the secondary market, there will be no bid [UI] spread in the auction.  Secondly, macro shares creation units, after the I P O, will have transaction fees.  And, those fees will be equal to or greater than the I P O market for the first several months of trading.  Flexibility, investors can bid for either U M M or D M M in the I P O, creates can only be done in pairs.  Bids can be entered through any combination of participating dealers you wish.  And, approved investors can go directly to the open cross auction platform.  Lastly, a significant position may take much longer to establish in the secondary market versus bidding in the I P O.  We have an offering range on the prospectus of 13 20 to 16 50 for U M M, making the assumption that, again, an up exposure to housing at this point in time is going to transact at a discount underlying value, D M M at a premium.  The way that we arrived at those prices is we looked at a number of different indicators.  We’ve looked at the feds baseline scenario and the feds adverse scenario, which, by the way, are tied to the same index we’re securitizing, the S and P Case Shiller Composite Ten, and is the new standard for all financial institutions that have any type of housing risk on their portfolio.  We’ve looked at C M E futures, as well as independent economists.  The open auction process will tease out the crossing point.  If, as I said before, an example, if U M M was to trade at 15 dollars, then D M M would trade at a price of 35.  And, that would imply house prices would have a cumulative climb of 13 33 from inception to our maturity date of 2014.   We’ve created a couple of tools that institutional and retail investors may find helpful for some initial guidance on the way they would like to bid on the offering.  We call this a “macro shares fair value estimator.”  It allows, for an investor, to vector their own price curve for home prices.  In this example, we have 2009 down 16 percent, 2010 down 3, and so on.  Once you hit calculate, two things happen.  It comes up with a cumulative house price appreciation based on your inputs. And, that’s shown on the right and the center.  It also completes the curve in the center of the page.  And, that’s the red line there.  The green line is what has currently occurred.  The red line is the user inputs.  If you go down to the bottom quarter of the page, you’ll notice that we have, in bold, fair value.  And, this is fair value based on the user input.  So, in these particular inputs, this is telling us that fair value for U M M would be 20 dollars and 35 cents, and for D M M 29 dollars and 65 cents.  Once the security starts trading in the secondary market, this tool will continue to be available, and will actually take the input price for the last known market price, allowing one to compare their own expectations for home prices against the markets premiums and discounts, and therefore, the markets expectations.  And, you can get a sense of whether the price you would be willing to pay is cheap or rich to the market price.  This is another example, here we’ve used the feds baseline.  The fed has published a baseline for the S and P Case Shiller Comp Ten, the new benchmark for financial institutions.  And, what they’ve provided is ’09 and ’10, and then we have then taken those numbers further out through 2014, which has resulted in fair values, in this case, of a more deeper discounted U M M and a higher premium on D M M.  And, one more example, the most extreme example of the feds adverse stress scenario resulting in a deeper discount to up major metro of 13 dollars and 53 cent price, and 36 dollars and 46 cent price for D M M.  But, we hope that this tool provides some value to everyone looking at the auction and allows you to start thinking about the sensitivity to a 5-year home price curve and its impact on security.  At this point, what I would like to do is turn the presentation over to Professor Robert Shiller, my partner and Macro Market’s Co-Founder.

Professor Shiller:

Let me first say, I’m excited, we’re excited.  We’re developing, what we believe is a revolutionary product.  Really, that’s not hype.  I’m very excited to be working with such a good team.  We have Sam Masucci here, Terry Lobes, and we have others who are not here, Bob Tull, and we have a whole, a great team trying to do something that’s difficult, create a new market.  But, what we want to do is create a liquid market for, I’m repeating you a bit, but, for the biggest asset class in the U S, which is single family homes and, it’s never been done.  If we succeed in doing this, it will be a major financial revolution.  One reason, and that’s shown in this slide, it’s so important, is that it will provide price discovery for housing.  Now, we already know what prices are today.  But, we don’t have liquid markets for prices in the future.  So, the most critical thing to get, at the beginning, is that this is not an E T F.  An E T F doesn’t provide price discovery, at least not very much because it, but ours is going to have an interesting price.  And so, there will be something that you will see that will be, we’re creating securities that are 5 year securities, and the price reflects what people think home prices will be in 5 years, really interesting, because anyone who’s thinking of buying a house, that’s what they’re, they’re not overnight flippers, most of them.  They’re investing for a long time.  They want to know what home prices are going to be in 5 years.  And, there’s no market, there never has been one like that.  So, we’re creating a long term investor or hedging market that gets at a huge risk that I, so, I kind of view this, I get grandiose, I’m sorry.  But, I’m a Professor, I’m allowed to do this, at least I do it anyway with my students.  This will be a revolution because, it will, let me expand on that and why we need price discovery.  Karl Case, with whom I developed the Case Shiller Home Price Indices, and I, 20 years ago, were remarking that their wasn’t much of, tests of, there was really no test of market efficiency in the single family home market.  You know, market efficiency tests are, they’ve been going on for 50 years or more in financial markets.  And, the general conclusion is, well, they’re not perfectly efficient, but they’re pretty good.  It’s hard to beat those markets.  The conclusion has been stock prices and other speculative prices are approximately random walks reflecting the fact that they change every day due to new information and new information is hard to forecast.  But, what about housing?  You know, [UI] wonder, does anyone know?  Are they, home prices, random walks?  Well, in order to find out, we had to create a good home price index.  And, the ones that were available were, frankly, garbage.  You couldn’t test whether it’s a random walk if it’s got noise on it, jumping around and destroying the index.  So, we produced the Case Shiller indexes.  And then, we published in the American Economic Review in 1989, tests of the efficiency of the housing market and concluded it is really inefficient.  It is way out there, like nothing you’ve ever seen in liquid markets.  And, it can be so inefficient only if it’s a liquid because, obviously, if it gets liquid, then the professional investors will come swooping in and they’ll make money off of these trends that we see.  The amazing thing about home prices is they go in the same direction for 5 years, or 10 years, that’s not random walk, right.  And, if it weren’t for the transactions cost, you would be in there leveraging it up and making money and doing it.  But, you can’t.  So, we’re doing the first step of getting back to efficiency.  So, we are going to have some, an asset whose price today reflects what people think home prices will be in 5 years.  And so, if you compare that with today’s home prices, they’ll be often going in and out of a discount.  And, we have to be really clear about that because, there was a lot of misunderstanding when we issued oil macros that people thought, “There’s something wrong.  It’s not tracking the N A V.”  So, E T F’s were designed to track N A V because, they were designed in reaction against the closed end funds that were often trading at a discount or sometimes a premium.  So, these are designed, and you know, they have this creation and redemption process to prevent them ever trading at a discount or [UI].  Now, our macro shares, under this line, also have a creation and redemption process which resembles that [UI].  But, they only guarantee that the sum of the up and down track, the sum of the underlying value.  It doesn’t guarantee the price of the macro track the underlying price.  What it tracks is people’s expectation of home prices in 5 years.  And so, it’s going to be really interesting to see how they price out.  And, I hope we’ll get new stories.  I mean, it should be, people should want to know what the market thinks is [UI].  The other thing is our patented design is different from, and we don’t have E T F’s up here, but different from an E T F, in that we’re creating a pure market.  As Sam said, there’s no counter party risk.  There’s no input from any, there’s no counter party deciding whether to issue or how much to issue.  It’s open on both sides.  So, it’s a pure market.  So, we discover things like what the, essentially, what the market thinks home prices will be in 5 years.  So, it’s rather, it’s less similar to E T F’s, it’s more similar to some of these, futures markets, often depending on the kind of the market, but they can be predicting changes in commodity prices by markets.  Well, first, they, long rates are not the same as short rates.  And, long rates reflect something about [UI] interest rates in the future.  And, of course, stocks, the price earnings ratio, or the price dividend ratio, or the price to book ratio, they’re changing all the time.  And, people watch those with great interest because, they reflect something about expectations, and future earnings and dividends will reflect a lot of things.  It’s going to be the same with macro shares that we’re going to have an interesting [UI].  It might make it a little harder to sell it in the beginning, because anything that’s new and different is going to be harder to sell at the beginning.  You’ve got to explain this to clients.  So, can you go to the next slide.  The, I want to just put this in a [UI] perspective.  One thing that I think is happening now, there it is, yeah, is that the real estate market is becoming more of a speculative market.  I created, for the second edition of my book, “Irrational [UI Phrase – voice muffled].”  I created home price index for single-family homes in the U S of constant quality, as far as I could do that, from 1890 to the present.  It’s not a perfect price series.  But, it’s the only one.  There is no other competitor.  There has never been a period that is excited about housing nationwide as this one.  There was a Florida land [UI] in 1926 [UI] in ’26, but you don’t see much at all here because it was just Florida.  They didn’t have this nationwide preoccupation with real estate, that’s why we really need to, okay.  So, this is the, well, this clock is from the Federal Reserve website.  And, it shows the Federal Reserve predictions.  But, [UI Phrase – voice muffled] the fed, itself, who are running the Supervisory Capital Assessment Program, think the market is way inefficient.  They think it’s an, if you can predict the decline of, in the adverse scenario, 29 percent over 2 years.  My God, wouldn’t that be a wonderful thing to short.  But, they are confidently predicting a decline in [UI] baseline scenario.  So, this is another example of the smoothness of the capital market, the momentum.  We’re going to change that with this.  These assets are going to, yeah, you can go to the next slide.  These assets, yeah, I believe, are going to change the way the world [UI], and it’s going to change things that matter for everyone, because everyone, well, 70 percent, close to 70 percent of our population buys a house.  It’s going to change the way that whole market works.  So, this is the forecast [UI Phrase – voice muffled], this is the table from the Supervisory

Capital Assets Program, Assessment Program, which is the stress test that President Obama asked for.  All the talk about the financial crisis is talk about what our government should do.  And, I think the private sector can do something too.  In a sense, I think maybe the real solution to this problem won’t come from the White House and from the Treasury Department because, it’s the business people, the problems that we have, this crisis is a failure to manage risk.  And, who is going to fix that problem, right, we didn’t manage real estate risk properly.  And, we didn’t manage recession risk properly.  Why is G M and Chrysler both going under now, was it’s long term factors, the short term factors is they didn’t manage the recession risk, which is related to [UI Phrase – voice muffled].  But, why did Fanny and Freddy go under?  It’s because they didn’t manage real estate risk properly.  Now, Sam and I, and Terry, I think you were there too.  We all went to Fanny Mae, I think it was in 2003, and we told them, “You should manage your risk.”  We were working on this for a while.  But, they didn’t then.  But, I think maybe the real solution to this crisis will just happen from the private sector.  We’ve learned from these mistakes.   And, often, mistakes like this are opportunities for advancement that will propel us into a better and more developed financial economy.  So, that’s what I’m hopeful that you can help, some of you can help us achieve that.  So, we can actually create a, it’s much more fundamental than bailouts.  Bailouts are just an embarrassment.  The whole world is looking at us with, the Chinese are gloating, and the French are gloating.  It all started here.  And, you guys just mess up.  And now, you guys need to be rescued.  Maybe we don’t need to be rescued.  Maybe we need to start developing new markets that actually manage the risks that got us into this problem.  I’ll turn you back to Sam.

Mr. Masucci:

Thanks Bob.  So, if I could just revisit this slide again, remind everybody why we’re here, and why we’ve invited you here.  Macro shares major metro housing, a very important financial innovation and a product that we’re very excited about at Macro Markets.  The first commercial solution to risk management in housing, and a securitization of the largest unsecuritized asset class in the U S is coming next month, it’s coming as an I P O.  And, we hope that you’ll all participate in it.  I hope you’ve enjoyed our presentation.  And, we’re certainly available for any questions.  We’ll open this up to Q and A.

[END OF AUDIO]

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